

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Christian Soderquist, Chief Executive Officer
OCTuS, Inc.
2020 Research Drive
Davis, California 95618

> **Re: OCTuS, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed September 27, 2011**
> **File No. 000-21092**

Dear Mr. Soderquist:

We have reviewed your response letter dated December 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one of our letter dated August 11, 2011, and we reissue it in part. It appears that the beneficial ownership table in your Form 10-K for the fiscal year ended December 31, 2010 filed on September 13, 2011 does not include Sasaima Holdings, SA's ownership, on an as-converted basis, including the identity of its control person(s) or beneficial owner(s). Please confirm that you will provide such disclosure, if applicable, in future filings and provide us draft disclosure as of the most recent practicable date.

Exhibits

2.   Please confirm you will file Exhibit 10.21 in its entirety, including Exhibits B and C, in executed form with your next periodic report.

Other Reports

3.   We note your response to comment seven of our letter dated August 11, 2011, and we
        reissue it in part. Your response letter indicates that you will file your delinquent Forms
        10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011 by October 15,
        2011. As of the today's date, these quarterly reports still have not been filed. Please
        advise us when you will file these reports. Please be aware you should incorporate our
        prior comments as applicable for these and future filings.

        You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins, Senior Assistant
Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial
statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez,
Branch Chief, at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director